**Board of Governors of the Federal Reserve System**

# Notice by Financial Institutions of Government Securities Broker or Government Securities Dealer Activities—Form G-FIN

This notice is required by law (15 U.S.C. § 78o-5(a)(1)(B)).

This notice must be filed by all financial institutions that are government securities brokers or government securities dealers that are not exempt from the notice requirement under regulations of the Department of the Treasury. Generally, a financial institution will not be required to file as a government securities broker or dealer if its only government securities activities are to (1) Buy or sell government securities solely for investment for its own account; (2) Buy or sell government securities for fiduciary accounts; (3) Handle savings bond transactions; (4) Submit tenders for the account of customers for purchase on original issue of U.S. Treasury securities; (5) Enter into repurchase or reverse repurchase agreements; (6) Effect fewer than 500 government securities brokerage transactions per year; (7) Effect brokerage transactions only through another government securities broker or dealer on a fully disclosed basis; or (8) Effect brokerage transactions that do not involve active solicitations.

An agency may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid OMB control number.

**For further information on the requirements to file this notice, please refer to the instructions.**

Public reporting burden for this collection of information is estimated to average 1 hour per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of the collection of information, including suggestions for reducing this burden, to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503, and to one of the following: Secretary, Board of Governors of the Federal Reserve System, 20th and C Streets, NW, Washington, DC 20551; Assistant Executive Secretary (Administration), Room F-400, Federal Deposit Insurance Corporation, 550 17th Street, NW, Washington, DC 20429; Legislative and Regulatory Activities Division, Office of the Comptroller of the Currency, 400 7th Street, SW, Washington, DC 20219; or to Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549.

26007815

OFFICIAL USE

# Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 28, 2026
REGISTRATIONS BRANCH
04

1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☒ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☒ Government Securities Dealer
   - C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

4. A. Full name of the financial institution: Deutsche Bank AG, New York Branch

   B. Address of principal office of financial institution:

   Address: 1 Columbus Circle
   City: New York State: NY Zip Code: 10019

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address:
   City: State: Zip Code:

   D. Mailing address if different from (B) or (C):

   Address:
   City: State: Zip Code:

   E. Name, title, and telephone number of contact person with respect to this notice:

   Name: Chad Troester
   Title: Vice President
   Area Code / Phone Number: 9046454923

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☐ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

| Address | City | State | Zip Code | Describe Activities |
|---|---|---|---|---|
| 222 South Riverside Plaza | Chicago | IL | 60606 | Underwriting, trading and sales of govt securities |
| 5201 Gate Parkway | Jacksonville | FL | 32256 | Underwriting, trading and sales of govt securities |
| 1999 Avenue of the Stars | Los Angeles | CA | 90067 | Underwriting, trading and sales of govt securities |
| 101 California Street | San Francisco | CA | 94111 | Underwriting, trading and sales of govt securities |

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

| Last / First / Middle | Title |
|---|---|
| Leonard, Christopher Robert | Managing Director |
| Atluri, Anil Kumar | Managing Director |
| Vidra, Nir David | Managing Director |
| Eames, Adam McLendon | Managing Director |
| See page 4 for additional supervisors | |

**NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.**

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☐ Yes B. ☒ No

**NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.**

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Christopher Leonard
Name (First, Middle, Last)

Managing Director
Title

[signature]
Signature

1/12/2026
Date



10/2019

5. Does the financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?

| Address | City | State | Zip Code | Describe Activities |
|---|---|---|---|---|
| 1 Great Winchester Street | London | UK | EC2NY 9DB | Underwriting, trade and sales of govt securities |
| 1-3-1 Azabudai, Minato-ku, Azabudai Hills Mori JP Tower | Tokyo | Japan | 106-0041 | Underwriting, trade and sales of govt securities |
| Avenida Brigadeiro Faria Lima 3900 | Sao Paulo | Brazil | 04538-132 | Underwriting, trade and sales of govt securities |
| 21 Moorfields | London | UK | EC2Y 9DB | Underwriting, trade and sales of govt securities |

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

| **Full Name** | **Title** |
|---|---|
| Dahlman, Jessica Lynne | Managing Director |
| Chadha, Guarang | Managing Director |
| Segal, Svetlana | Managing Director |
| Cotler, Elina | Managing Director |
| Baker, Jeffrey | Managing Director |
| Goldbaum, Pedro | Managing Director |
| Cotrell, Sebastien | Managing Director |
| Kane, Gary | Managing Director |
| Scholl, Brooks | Managing Director |
| Fisher, Michael | Managing Director |
| Milou, Terry | Managing Director |
| Fishkin, Michael | Managing Director |
| Cunha, Ricardo | Managing Director |
| Penn, Daniel | Managing Director |
| Hegan, Victoria | Managing Director |
| Ravi, Vignesh | Managing Director |
| Bici, Alexander | Managing Director |
| Wollman, Stephen | Managing Director |
| Saraf, Manish | Managing Director |
| Hazelton, Alexander | Managing Director |
| Mullin, Andrew | Managing Director |
| Dansignani, Mrinal | Managing Director |
| Xu, Jia | Director |
| Reiss, Alexander Otto | Director |
| Chen, Yang | Director |
| Wasserman, Jared Scott | Director |
| Sirochinsky, Gregory | Director |
| McNulty, Christopher | Director |
| Horvath, Ryan | Director |
| Takano, Manabu | Director |
| Marvin, Bradford | Director |
| Petisi, Alex | Director |
| Massa, Jeffrey | Director |
| Werba, John | Director |
| Garrett, Patrick | Director |
| Henrich, Christopher | Director |
| Chalasani, Raghuveera | Director |
| Roy-Chowdhury, Piuli | Vice President |

Financial Institution: Deutsche Bank AG, New York Branch